Delisting Determination, The Nasdaq Stock Market, LLC, January 13, 2026 Kaival Brands Innovations Group, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Kaival Brands Innovations Group, Inc. effective at the opening of the trading session on October 12, 2026. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5101.
The Company was notified of the Staff determination on November 10, 2025. On November 17, 2025 the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings
Panel (Panel) pursuant to Listing Rule 5815.
The Company withdrew its appeal of Staff Delist Determination Letter on December 19, 2025.
The Company common stock was suspended on December 23, 2025.
The Staff determination to delist the Company common stock became final on December 23, 2025.